UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

EMARINE GLOBAL INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29079G 10 9

(CUSIP Number)

GMT Co., Ltd.

7th Floor 9-22 Pangyo-ro, 255Beongil, Bundang-Gu, Seongnam-Si,
Gyeonggi-do, 13486, Republic of Korea
+82-2-488-6502

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 849207105	13D

1	NAME OF REPORTING PERSONS

GMT Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) [ ]
(b) [ ] Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Korea

	7	SOLE VOTING POWER

		1,742,254
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,742,254
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,742,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%(1)
14	TYPE OF REPORTING PERSON

CO(2)

(1) Represents the percentage ownership based on 22,061,317 shares of common stock of eMARINE Global Inc. outstanding as of January 2, 2018.

(2) Ju Hwan Lee is the Chief Executive of GMT Co., Ltd.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of eMARINE Global Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4th Floor, 15-14, Samsan-ro308beon-gil, Nam-gu, Ulsan, 44715, Republic of Korea.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by GMT Co., Ltd. (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is c/o GMT Co., Ltd. 7th Floor 9-22 Pangyo-ro, 255Beongil, Bundang-Gu, Seongnam-Si, Gyeonggi-do, 13486, Republic of Korea

(c)	The principal business of the Reporting Person is Maritime ICT

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a corporation organized under the laws of the Republic of Korea.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock issued to the Reporting Person were issued in connection with a share exchange agreement providing for a reverse merger transaction in July 2017 (the “Share Exchange Agreement”), pursuant to which e-Marine Co., Ltd., a corporation organized under the laws of the Republic of Korea (“e-Marine”), became a wholly-owned subsidiary of the Issuer. The Reporting Person was a shareholder of e-Marine Co., Ltd.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission on August 1, 2017 (the “Form 8-K”), and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Reference is made to the disclosure set forth in Item 3.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 1,742,254 shares of the Issuer’s common stock, which represents approximately 7.9% of the Issuer’s Common Stock. The percentage calculation is based upon 22,061,317 shares of Common Stock issued and outstanding as of the date of this Schedule 13D.

(b)	The Reporting Person has sole voting and dispositive power over 1,742,254 shares of Common Stock of the Issuer.

(c)	The Reporting Persons have not entered into any transactions with respect to the Common Stock of the Issuer in the past 60 days.

(d)	The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2017

Exhibit 2: Share Exchange Agreement, dated as of July 25, 2017 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2017, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 10, 2018
Ju Hwan Lee Chief Executive GMT Co., Ltd.